KINGSWAY FINANCIAL SERVICES INC.
45 Saint Clair Avenue West, Suite 400, Toronto, Ontario M4V1K9 (416) 848-1171 Fax: (416) 850-5439

May 23, 2018

Mr. Mark Brunhofer
Mr. Jim Rosenberg
Division of Corporation Finance
Office of Healthcare & Insurance
Securities and Exchange Commission
Washington, D.C. 20549

Re:    Kingsway Financial Services Inc.
Form 10-K for Fiscal Year Ended December 31, 2017
Filed March 16, 2018
Form 8-K Dated February 20, 2018
Filed February 20, 2018
File No. 001-15204

Dear Mr. Brunhofer and Mr. Rosenberg:

Kingsway Financial Services Inc. (the “Company”) has received and reviewed your letter dated April 25, 2018, regarding the Commission’s review of the above mentioned filings and submits its response below. The Company also attaches to this response a copy of its press release dated May 10, 2018, announcing the execution of a letter of intent to sell the Company’s non-standard automobile business, which is the subject of the Commission’s comments #1, 4, 5 and, indirectly, 8, given that almost 80% of the Company’s fixed maturities are owned by the Company subsidiaries that are intended to be sold. As stated in the press release, the Company expects the sale of its non-standard automobile business to close during the third quarter of 2018.

Form 10-K for the Fiscal Year Ended December 31, 2017
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates and Assumptions
Provision for Unpaid Loss and Loss Adjustment Expenses, page 33

Comment:

1.
We acknowledge your statement that a significant degree of judgment is required to determine your provision for unpaid loss and loss adjustment expenses. We believe your disclosures regarding your estimation process could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of Management's Discussion and Analysis (MD&A) this disclosure should enable the investor to understand:

•	management’s method for establishing the estimate;

•	whether and, if so, to what extent and why you have adjusted your assumptions used to determine the estimate from the assumptions used in the immediately preceding period; and

•	the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity.
Please keep these points in mind in providing us your responses to the bullets listed below. Please provide us proposed revised disclosure to be included in future periodic reports that:

•	Describes the methods you used to determine your reserve for loss and loss adjustment expense. Ensure that this description:

◦	Identifies the unique development characteristics of each material line of business or coverage.

◦	Explains how and when you use different methods. For example we understand that differing methods may be used to estimate initial losses and to estimate losses for mature accident years.

◦
Describes the method you use to calculate the incurred but not reported (IBNR) reserve for each material line of business. For example, we understand that some companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserves, but there may be other methods as well.

◦	Describes the extent of your procedures for determining the reserve for loss and loss adjustment expense on both an annual and interim reporting basis.

•	Identifies and describes those key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses. In addition please disclose the following:

◦	For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period.

◦
Explicitly identify and discuss key assumptions as of December 31, 2017 that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.

•
Shows investors the potential variability in the most recent estimate of your loss reserve, quantifies and presents preferably in a tabular format the impact that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Explain why you believe the scenarios quantified are reasonably likely. See Release No. 33-8350; particularly Section V.

Company’s Response:

The Company proposes revised disclosure below to be included in future periodic reports. We would appreciate your thoughts regarding revised disclosure in the context of our May 10, 2018 press release, made public subsequent to the date of your letter, of our having executed a letter of intent to sell our non-standard automobile business. As stated in the press release, the Company expects the sale of its non-standard automobile business to close during the third quarter of 2018.

The Company notes that it has previously split its Form 10-K disclosure related to Unpaid Loss and Loss Adjustment Expenses between Part I Item 1. Business and Item 7. MD&A. As part of its proposed revised disclosure, the Company’s proposes to move much of the current disclosure from Item 1. to become part of an expanded disclosure in Item 7. This not only will make it easier for the reader of the Annual Report to see all of the relevant disclosure related to Unpaid Loss and Loss Adjustment Expenses in one location, but some of this disclosure may be more appropriately presented as part of the Critical Accounting Estimates and Assumptions disclosure in Item 7. than the general business overview in Item 1.

The Company proposes the following revised disclosure as part of its Critical Accounting Estimates and Assumptions to be included in future periodic reports:

Overview

The Company records a provision for unpaid losses that have occurred as of a given evaluation date as well as for its estimated liability for loss adjustment expenses. The provision for unpaid losses includes a provision, commonly referred to as case reserves, for losses related to reported claims as well as a provision for losses related to claims incurred but not reported (“IBNR”). The provision for loss adjustment expenses represents the cost to investigate and settle claims.

The provision for unpaid loss and loss adjustment expenses does not represent an exact calculation of the liability but instead represents management's best estimate at a given accounting date, utilizing actuarial and statistical procedures, of the undiscounted estimates of the ultimate net cost of all unpaid loss and loss adjustment expenses. Management continually reviews its estimates and adjusts its provision as new information becomes available. In establishing the provision for unpaid loss and loss adjustment expenses, the Company also takes into account estimated recoveries, reinsurance, salvage and subrogation.

Any adjustments to the provision for unpaid loss and loss adjustment expenses are reflected in the consolidated statements of operations in the periods in which they become known, and the adjustments are accounted for as changes in estimates. Even after such adjustments, ultimate liability or recovery may exceed or be less than the revised provisions. An adjustment that increases the provision for unpaid loss and loss adjustment expenses is known as unfavorable development or a deficiency and will reduce net income while an adjustment that decreases the provision is known as favorable development or a redundancy and will increase net income.

Process for Establishing the Provision for Unpaid Loss and Loss Adjustment Expenses

The process for establishing the provision for unpaid loss and loss adjustment expenses reflects the uncertainties and significant judgmental factors inherent in predicting future results of both reported and IBNR claims. As such, the process is inherently complex and imprecise and estimates are constantly refined. The process of establishing the provision for unpaid loss and loss adjustment expenses relies on the judgment and opinions of a large number of individuals, including the opinions of the Company's external reserving actuaries.

Factors affecting the provision for unpaid loss and loss adjustment expenses include the continually evolving and changing regulatory and legal environment, actuarial studies, professional experience and expertise of the Company's claims department personnel and independent adjusters retained to handle individual claims, the quality of the data used for projection purposes, existing claims management practices including claim-handling and settlement practices, the effect of inflationary trends on future loss settlement costs, court decisions, economic conditions and public attitudes.

The process for establishing the provision for loss and loss adjustment expenses begins with the collection and analysis of claim data. Data on individual reported claims, both current and historical, including paid amounts and individual claim adjuster estimates, are grouped by common characteristics and evaluated by the Company’s external reserving actuaries in their analyses to estimate ultimate claim liabilities. Such data is occasionally supplemented with external data as available and when appropriate.

Our Company’s external reserving actuaries use the following generally accepted actuarial loss and loss adjustment expenses reserving methods in our analysis, for each coverage or segment that we analyze:

•
Paid Loss Development - we use historical loss and loss adjustment expense payments over discrete periods of time to estimate future loss and loss adjustment expense payments. Paid development methods assume that the patterns of paid loss and loss adjustment expenses that occurred in past periods will be similar to loss and loss adjustment expense payment patterns that will occur in future periods.

•
Incurred Loss Development - we use historical case incurred loss and loss adjustment expenses (the sum of cumulative loss and loss adjustment expense payments plus outstanding unpaid case losses) over discrete periods of time to estimate future loss and loss adjustment expenses. Incurred development methods assume that the case loss and loss adjustment expenses reserving practices are consistently applied over time.

•
Frequency and Severity - we use historical claim count development over discrete periods of time to estimate future claim counts. We divide projected ultimate claim counts by an exposure base (earned premiums or exposures), select expected claim frequencies from the results, and adjust them for trends based on internal and external information. Concurrently, we divide projected ultimate losses by the projected ultimate claim counts to select expected loss severities. We use internal and external information to trend the severities and combine them with the trended, projected frequencies to develop ultimate loss projections.

The methods above all calculate an estimate of total ultimate losses. Our provision for loss and loss adjustment expenses is calculated by subtracting total paid losses from our estimate of total ultimate losses. Our estimate for IBNR is calculated by subtracting case reserves from our provision for loss and loss adjustment expenses.

Each estimation method has its own set of assumption variables and its own advantages and disadvantages, with no single estimation method being better than the others in all situations and no one set of assumptions being meaningful for all coverages or segments. For example, Paid Loss Development does not make use of case reserves, and can be more stable when there are changes to the case reserving process. Frequency and Severity, by estimating the frequency separately from severity, can assist in understanding the underlying dynamics when either frequency or severity is changing substantially.

The relative strengths and weaknesses of the particular estimation methods when applied to a particular group of claims can also change over time; therefore, the actual choice of estimation method can change with each evaluation. The estimation methods chosen are those that are believed to produce the most reliable indication at a particular evaluation date.

We monitor the actual emergence of loss and loss adjustment expenses data and compare it to the expected emergence implied by our booked estimates. Differences in these are part of our considerations for whether it is appropriate to modify our assumptions for developing the estimated provision for unpaid loss and loss adjustment expenses.

We review the adequacy of the provision for unpaid loss and loss adjustment expenses quarterly. For our year-end analysis, we re-estimate the ultimate losses for each coverage and state, by accident year. This involves performing a complete update of the historical development factors used in our analysis, incorporating the experience of the most recent calendar year. On a quarterly basis, we perform a more limited review, which can entail, for example, a comparison of the expected losses to be paid during the quarter versus actual payments, or other similar comparisons to determine the extent to which a given segment is performing as expected. In some cases, a re-estimation (similar to the year-end analysis) may be determined to be useful as part of a quarterly analysis, and we may make adjustments to ultimate losses in response to the results of this analysis. We adjust carried unpaid loss and loss adjustment expenses as we learn additional information, and reflect these adjustments in the accounting periods in which they are determined.

A basic premise in most actuarial analyses is that past patterns demonstrated in the data will repeat themselves in the future, absent a material change in the associated risk factors. Significant structural changes to the available data, product mix or organization can materially impact the provision for loss and loss adjustment expenses. Our 2016 actuarial analysis included certain assumptions regarding improved claim-handling practices that we expected to result from new claim-handling initiatives being implemented by the new claim management team hired in the fall of 2016. These assumptions led us to anticipate a significant reduction in the required provision for loss and loss adjustment expenses at December 31, 2016. These improvements did not materialize as quickly as originally anticipated, in large part due to the disruptions to claim staffing during this period. As a result, the year-end 2017 actuarial analysis removed the explicit adjustments that were made in the 2016 actuarial analysis; otherwise, the 2017 analysis was substantially reliant on historical experience. The anticipated improvements in claim-handling practices are now emerging and are expected to be recognized in future actuarial analyses once sufficient empirical evidence exists to validate the data.

Informed judgment is applied throughout the process. This includes the application of various individual experiences and expertise to multiple sets of data and analyses. In addition to actuaries, experts involved with the reserving process also include underwriting and claims personnel and lawyers, as well as other company management. As a result, management may have to consider varying individual viewpoints when establishing the provision for unpaid loss and loss adjustment expenses.

Our estimate of the provision for unpaid loss and loss adjustment expenses is proposed each quarter by our external reserving actuaries and approved by an internal management team comprised of our chief executive officer, chief operating officer and chief financial officer; the management of our non-standard automobile insurance companies, including its president, vice president of claims and treasurer; and other selected executives. We begin the process each quarter by responding to detailed information requests submitted by our external reserving actuaries. Upon completion of their estimation analysis of the provision for unpaid loss and loss adjustment expenses, the results are discussed with the internal management team. As part of this discussion, the analyses supporting the actuarial estimates of IBNR by line of business and state for each of our non-standard automobile companies, including separate analyses for our voluntary runoff companies, are reviewed. The external reserving actuaries also present explanations supporting any changes to the underlying assumptions used to calculate the indicated estimates. A review of the resulting variance between the indicated provision for unpaid loss and loss adjustment expenses and the carried provision for unpaid loss and loss adjustment expenses takes place. The internal management team engages in a discussion with the external reserving actuaries and supplies supplemental information in support of assumptions it believes should be challenged. The external reserving actuaries review the supplemental information and return to the internal management team with their recommendation in regards to the provision for unpaid loss and loss adjustment expenses that should be booked to reflect their analytical assessment and view of estimation risk. After discussion of these analyses and all relevant risk factors, the internal management team determines whether the carried provision for unpaid loss and loss adjustment expenses requires adjustment.

Our external reserving actuaries have also developed as part of their actuarial reports to the Company an estimated range around the carried provision at December 31, 2017 of $63.4 million for unpaid loss and loss adjustment expenses for our property and casualty companies. Their reports indicate that a carried provision for unpaid loss and loss adjustment expenses anywhere between $54.2 million and $72.7 million for the Company at December 31, 2017 would fall within their reasonable range of estimation. This range does not present a forecast of future redundancy or deficiency since actual development of future paid losses related to the current provision for unpaid loss and loss adjustment expenses may be affected by many variables. The provision for unpaid loss and loss adjustment expenses recorded at December 31, 2017 represents our best estimate of the ultimate amounts that will be paid.

To the extent that the ultimate paid losses are higher or lower than the provision for unpaid loss and loss adjustment expenses recorded by the Company at December 31, 2017, the differences would be recorded in the Company’s consolidated statements of operations in the accounting periods in which they are determined. There can be assurance that such differences would not be material.

Notes to Consolidated Financial Statements
Note 2: Summary of Significant Accounting Policies
(s) Revenue recognition:
Service fee and commission income and deferred service fees, page 69

Comment:

2.
Please tell us why it is appropriate to recognize commissions on product and new homebuilders warranties at the time of product sale and home certification, respectively. Reference for us the authoritative literature you rely upon to support your accounting. In your response, address the following:

•	Tell us who is responsible for the guarantee underlying each type of warranty.

•	Tell us how the commission portion is determined separately from the service component for each type of warranty.

•
Explain how a commission is earned for the product warranties when it appears from disclosure in Business on page 8 that each warranty is a contract between your subsidiary, Trinity Warranty Solutions LLC, and the equipment purchaser.

•	Explain to us your application of ASC 606 for these contracts such that revenue will not be materially different from that under ASC 605 as indicated in your disclosure in Note 3(b) on page 70.

Company’s Response:

One of the distinct revenue streams for Trinity Warranty Solutions, LLC (“Trinity”) relates to the sale of warranty contracts for certain new and used heating, ventilation, air conditioning, standby generator, commercial LED lighting and refrigeration equipment products. Trinity sells the warranty contracts to contractors, distributors and manufacturers of these equipment products. Trinity acts as an agent on behalf of the third-party insurance companies that underwrite and guaranty these warranty contracts. Trinity does not guaranty the performance underlying the warranty contracts it sells. Trinity’s only contracts related to this activity are the agent contracts it has with each insurance company that it represents. Trinity retains a commission from each warranty contract it sells. At the time a warranty contract is sold, Trinity’s obligation with respect to earning the warranty contract commission is complete. Trinity has no service obligation that continues beyond the completion of the sale of the warranty contract. As a result, Trinity’s warranty contract commissions are deemed earned at the time of the warranty contract sales.

Professional Warranty Service Corporation (“PWSC”) enters into a written contract with each of its builder customers. Each contract relates to the warranty administration services to be provided by PWSC in support of the builder’s home warranty obligations to the ultimate home buyer. The contract between PWSC and the builder also refers to how the builder intends to satisfy its home warranty obligations to the ultimate home buyer. In some cases, the home builder chooses to self-insure its warranty obligations. In other cases, the home builder provides for third-party insurance. In the instance where a home builder chooses to provide for third-party insurance to satisfy its home warranty obligations, PWSC acts as an agent on behalf of the third-party insurer that underwrites and guaranties the home warranty obligations. PWSC does not guaranty the performance underlying the home warranty contracts it sells, nor does PWSC guaranty the underlying home warranty obligations of any builder that chooses to self-insure. PWSC’s only contract related to the sale of home warranty contracts is an agent contract with the insurance company that it represents. PWSC retains a commission from each home warranty contract it sells. At the time a home warranty contract is sold, PWSC’s obligation with respect to earning the warranty contract commission is complete. Any other service component that PWSC may have to either the home builder or the third-party insurance company is covered under separate contracts from the one governing the earning of agent commissions from the sale of home warranty contracts issued by a third-party insurance company. As a result, each PWSC warranty contract commission is deemed earned at the time of the warranty contract sale, which is typically the date of the closing of the sale of the home to the home buyer.

FASB Concepts Statement 5, Recognition and Measurement in Financial Statements of Business Enterprises, paragraph 83(b) states that "an entity's revenue-earning activities involve delivering or producing goods, rendering services, or other activities that constitute its ongoing major or central operations, and revenues are considered to have been earned when the entity has substantially accomplished what it must do to be entitled to the benefits represented by the revenues." Paragraph 84(a) continues "the two conditions (being realized or realizable and being earned) are usually met by the time product or merchandise is delivered or services are rendered to customers, and revenues from manufacturing and selling activities and gains and losses from sales of other assets are commonly recognized at time of sale (usually meaning delivery)."

Revenue generally is realized or realizable and earned when all of the following criteria are met:
1.Persuasive evidence of an arrangement exists
2.Delivery has occurred or services have been rendered
3.The seller's price to the buyer is fixed or determinable
4.Collectibility is reasonably assured

Using the guidance in ASC 605, the Company believes the four revenue recognition criteria above are met at the time the warranty contract is sold. The Company has substantially accomplished what it must do in order to earn the commission from the insurance carrier and that performance under the contract with the third party insurance carrier is complete.

Under ASC 606, revenue is recognized when or as performance obligations are satisfied by transferring control of a good or service to the customer. A customer obtains control of a good or service if it has the ability to direct the use of and obtain substantially all of the remaining benefits from that good or service.

For both Trinity and PWSC, the performance obligation is satisfied, and the third-party insurance carrier receives and consumes the benefits of the services, when the premium is collected on behalf of the insurance carrier. Trinity recognizes the commission as income at the issuance of the warranty policy. PWSC recognizes the commission as income on the certification date, which is typically the date of the closing of the sale of the home to the home buyer. The Company’s revenue recognition for warranty product and homebuilder warranty commissions under ASC 605 aligns with the revenue recognition guidance under ASC 606. Please also refer to Note 12, “Revenue from Contracts with Customers,” which the Company added in its recently filed Form 10-Q for the quarterly period ended March 31, 2018.

Note 11: Intangible Assets, page 82

Comment:

3.
Please tell us why your $73.7 million tenant relationship intangible asset, which "relates to a single long-term tenant relationship," is not subject to amortization. Reference for us the authoritative literature you rely upon to support your accounting. In your response, tell us specifically how you considered the assumptions that market participants would use in determining a useful life for this asset consistent with the concept in ASC 350-30-35-3d given that a tenant is generally free to seek other accommodations upon lease termination.

Company’s Response:

Under ASC 350-30-35-2, the useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity. The Company further considered the factors in ASC 350-30-35-3, including paragraph (d), which states the entity should consider “the entity’s own historical experience in renewing or extending similar arrangements, consistent with the intended use of the asset by the entity, regardless of whether those arrangements have explicit renewal or extension provisions. In the absence of that experience, the entity shall consider the assumptions that market participants would use about renewal or extension consistent with the highest and best use of the asset by market participants, adjusted for entity-specific factors in this paragraph.”

CMC Industries, Inc. (“CMC”) owns a parcel of property consisting of approximately 192 acres, located near the Port of Houston in the state of Texas, which includes 72 miles of double-ended rail track (the “Real Property”). The tenant relationship intangible asset relates to a single long-term tenant relationship that CMC has with a high credit quality tenant, Burlington Northern Santa Fe (“BNSF”), for the Real Property. The Real Property is an important facility needed by BNSF to serve its petrochemical and oil & gas customers along the Gulf of Mexico. The facility was purpose-built by BNSF beginning in 1997. The Real Property would be extremely difficult to recreate elsewhere due to its large size, location near major petrochemical customers and high replacement cost. The lease in place between CMC and BNSF at the time of the Company’s acquisition of CMC had an expiration date in May 2034 and provided BNSF with two renewal options.

The Company believes that BNSF will continue to lease the property as long as the railroad industry continues to be in existence, due to the locational advantage of the Real Property for the transportation of various products and servicing of major clients; the absence of viable alternatives for BNSF to conduct its rail activity in this geography; and the significant switching costs that would be required to try to develop a viable alternative. The Company’s analysis led it to conclude that BNSF does not have a realistic option to seek alternative accommodations upon termination of the lease and would continue to extend the lease indefinitely. Based upon this information, the Company has determined that there are no legal, regulatory, contractual, competitive, economic or other factors limiting the useful life of the tenant relationship; therefore, in accordance with ASC 350-30-35-4, the tenant relationship intangible asset is deemed to have an indefinite useful life and is not being amortized. The tenant relationship intangible asset is tested for impairment annually.

Note 13: Unpaid Loss and Loss Adjustment Expenses
(a) Property & Casualty, page 85

Comment:

4.
You indicate that the unfavorable development in 2017 was primarily related to the increase in property and casualty unpaid loss and loss adjustment expenses at Mendota. Please tell us the reasons for this development at Mendota and whether additional premiums or return premiums have been accrued as a result. Refer to ASC 944-40-50-3. Your response should discuss each accident year that significantly contributed to the development, and should quantify the amount attributable to each reason by accident year. Further, refer to your disclosure in the second paragraph following the tables on page 49 in MD&A about significant disruptions within Mendota's claim staff during 2016 that resulted in a build-up of claim inventory that was ultimately settled in 2017 at amounts higher than initially reserved. Please tell us:

•	How many claims were received in 2016 that were not processed until 2017 and the historical significance of this amount in comparison to other years.

•	The cause of the disruptions.

•	Whether the increase in claim severity would have been identified earlier if the claims would have been processed without disruption.

Company’s Response:

The unfavorable development in 2017 was primarily related to the increase in property and casualty loss and loss adjustment expenses at Mendota related to accident year 2016. Adverse development attributable to accident year 2016 was $15,577,804 compared to $3,392,180 for accident year 2015 and $862,622 related to accident 2014. The non-standard automobile insurance contract does not contain a provision for the accrual of additional premiums or returned premiums to account for actual losses.

In response to the questions related to our MD&A disclosure:

•
There were 2,179 claims opened in 2017 for claims that occurred in accident year 2016. This represented 6.1% of the total accident year 2016 claims, which was consistent with our experience for accident years 2014 and 2015. The significance of the disruptions within its claim staff, however, was manifested in a meaningful deterioration in the cycle time in several of our states. Cycle time, a key metric tracked to assess the performance of our claim department, is measured as the average number of days from the date of an accident until the date the claim resulting from the accident is recorded. Compared to accident years 2014 and 2015, the cycle time for recognition of accident year 2016 losses in Arizona, Nevada, California and Texas increased by 48%, 18%, 14% and 11%, respectively. Claims with delayed handling have an increased probability of attorney involvement, which often results in higher settlement costs.

The percentage of claims for accident year 2016 that were closed without payment that subsequently reopened with a payment increased by 224% over that experienced in prior periods. The disruptions to claim staffing contributed to claims being closed prematurely. As a result of the delay in settling these claims, the average paid severity on these claims was estimated to be 20% higher than normal.

•
The loss of senior claim leadership and core adjusters caused the significant disruption for accident year 2016 losses. The vacancies were initially filled with less experienced staff from temporary staffing agencies who were often unfamiliar with the existing claim practices. Increased claim volume in select states further amplified the impact of the staffing disruptions. A new senior claim team with extensive non-standard automobile experience was hired in October 2016, after which approximately 40% of the claim staff were replaced with experienced non-standard automobile managers and claim adjusters.

•	We believe the increases in claim severity were primarily caused by the disruptions within the claim staff and would have been in line with the industry in the absence of the disruptions.

Note 13: Unpaid Loss and Loss Adjustment Expenses
(a) Property & Casualty, page 85

Comment:

5.	Please address the following about your non-standard automobile insurance claims development table beginning on page 86:

•
Tell us how the total of your IBNR plus expected development of reported losses of $99.8 million can be greater than your $58.2 million liability for non-standard automobile loss and loss adjustment expense, net of reinsurance at December 31, 2017.

•
Tell us why the total of your IBNR plus expected development of reported losses for each accident year from 2008 through 2016 herein is generally significantly higher than that presented for those years in your 2016 Form 10-K. We would have expected that these amounts would have generally decreased but for an increase due to unfavorable development.

•
Tell us why the incurred and cumulative paid loss and allocated loss adjustment expenses, net of reinsurance amounts for accident years 2008 through 2013 in the 2013 through 2016 columns differ significantly from the respective amounts presented in your 2016 Form 10-K.

•
Tell us why you did not disaggregate liability coverage from physical damage coverage into separate tables under ASC 944-40-50-4H as it appears that these overages have significantly different characteristics. Provide us the information that would be provided in separate tables for liability and physical damage coverages for this line of business, if available. If not available, please provide us other quantitative and qualitative information to support aggregating these coverages in the same table.

Company’s Response:

In response to your first two comments, below is a revised table for non-standard automobile insurance incurred loss and allocated loss adjustment expenses, net of reinsurance as of and for the years ended December 31, 2017. In the table presented in our 2017 Form 10-K as filed, the IBNR for one of the runoff entities in accident years 2015 and prior was included in whole dollars and not rounded to thousands. The correct total of IBNR plus expected development on reported claims as of December 31, 2017 is $22.5 million instead of $99.8 million, as was initially presented. With this correction, IBNR plus expected development on reported claims decreased for accident years 2015 and prior from December 31, 2016 to December 31, 2017. The increase in 2016 was the result of unfavorable development recorded during 2017.

In response to your third comment, the amounts for accident years 2008 through 2013 in the 2013 through 2016 columns of the tables for incurred and cumulative paid loss and allocated loss adjustment expenses, net of reinsurance reflected in the Company’s 2016 Form 10-K included the incurred and paid history for the commercial automobile line of business from one of the Company’s runoff entities. This runoff line of business impacted accident years 2013 and prior. Because the tables are intended to present only the non-standard automobile insurance lines of business, below are revised non-standard automobile insurance claims development tables as of and for the years ended December 31, 2016, excluding the commercial automobile runoff line of business, that are comparable to the non-standard automobile insurance claims development tables as of and for the years ended December 31, 2017.

In response to your fourth comment, when determining which categories to disaggregate, the Company relied on the guidance in ASC 944-40-55-9B, which states that, “When selecting the type of category to use to aggregate or disaggregate disclosures, an insurance entity should consider how information about the insurance entity’s liability for unpaid claims and claim adjustment expenses has been presented for other purposes, including all of the following:
a.  Disclosures presented outside the financial statements (for example, in earnings releases, annual reports, statutory filings, or investor presentations)
b.  Information regularly viewed by the chief operating decision maker for evaluating financial performance

c.  Other information that is similar to the types of information identified in (a) and (b) and that is used by the insurance entity or users of the insurance entity’s financial statements to evaluate the insurance entity’s financial performance or make resource allocation decisions.”

While the Company reviews and analyzes the non-standard automobile business in several ways, the Company manages this business and makes business decisions for total non-standard automobile.

Below are separate incurred and paid loss and loss adjustment expenses development tables as well as separate incurred loss duration distributions as of and for the years ended December 31, 2017, net of reinsurance, for non-standard automobile private passenger auto liability coverage and non-standard automobile physical damage coverage.

Note 13: Unpaid Loss and Loss Adjustment Expenses
(b) Vehicle Service Agreements, page 88

Comment:

6.	Please tell us how the claims incurred and claims paid information presented in your table on page 88 is appropriate by addressing the following:

•	Explain to us why you have no development on prior year reserve estimates.

•
Explain to us how you can pay more claims in the current year than incurred in that year and why you only have minor recoveries of prior year claims paid. In this regard, it appears from the information presented in your table that the $2,779,000 liability at December 31, 2017 relates solely to claims incurred in 2014 or earlier.

Company’s Response:

The liability balance presented in the table in Note 13(b) results from the Company’s assessment, based upon an analysis performed by the Company’s external reserving actuaries as of each reporting period, of the adequacy of the deferred service fees related to vehicle service agreements sold in prior periods. The deferred service fees liability related to vehicle service agreements sold in prior periods is first established pursuant to an earnings formula developed by the third-party insurance company that provides the commercial liability insurance policy (“CLIP carrier”) coverage for the Company’s book of vehicle service agreements. Each reporting period, the Company engages its external reserving actuaries to assess the adequacy of the deferred service fees liability balance determined by reliance on this earnings formula. After discussing with the external reserving actuaries the results of their analysis, the Company records an additional liability, equal to the difference between the external reserving actuaries’ estimate and the liability balance determined by reliance on the earnings formula, whenever the external reserving actuary’s estimate of the required deferred service fees liability is greater than the balance developed by the Company pursuant to its earnings formula. At each of December 31, 2017, 2016 and 2015, the Company’s external reserving actuaries’ estimate was higher than the balance developed by the Company pursuant to its earnings formula in the amounts of $2,779,000, $2,915,000 and $2,975,000, respectively. The Company has recently worked with its CLIP carrier to adjust the earnings formula to be applied to the deferred service fees associated with new vehicle service agreement sales. As a result, the Company expects the liability adjustments resulting from the annual reviews by its external reserving actuaries to decrease.

The reason we show no development on prior year reserve estimates is because the liability balances presented in the table, as explained in the preceding paragraph, don’t really relate to reserves for unpaid loss and loss adjustment expenses. The Company carries an immaterial provision for unpaid loss and loss adjustment expenses related to this business. Loss and loss adjustment expenses are recorded as vehicle service agreement claims are authorized. The time from the occurrence of an automobile mechanical breakdown to the notice to the Company to the adjudication and authorization of a claim to the actual payment of the claim generally takes a matter of days. The Company’s provision for unpaid loss and loss adjustment expenses related to this business as of any reporting period represents those claims, generally only for the last day of the reporting period, that have already been authorized but not yet paid. At each of December 31, 2017, 2016 and 2015, the Company’s provision for unpaid loss and loss adjustment expenses related to this business was $263,000, $313,000 and $349,000, respectively.

The explanation for why the table gives the appearance of current year claim payments in excess of current year incurred loss expense is because the difference between the current year paid and the current year incurred rows essentially represents the amount by which the addition to the Company’s deferred service fees liability, as determined above pursuant to the annual analysis performed by the Company’s external reserving actuaries, changed during each reporting period.

It is the Company’s conclusion that presenting this true-up of the Company’s deferred service fees liability in the form of a property-casualty company rollforward of unpaid loss and loss adjustment expenses can be improved; consequently, the Company proposes to enhance its disclosure in future periodic reports related to IWS’ vehicle service agreement fees in its Summary of Significant Accounting Policies footnote, related to Revenue recognition: Service fee and commission income and deferred service fees, as follows:

IWS' vehicle service agreement fees include the administrative fees from the sale of vehicle service agreements as well as the fees to administer future claims and are earned over the life of the contract. The administrative fee component is recognized in proportion to the costs incurred in acquiring and administering the vehicle service agreements. The claims fee component is earned over the life of the vehicle service agreements based on the greater of expected claims or actual claims experience. The fees collected to administer future claims are initially recorded as deferred service fees. On a quarterly basis, the Company compares the remaining deferred service fees balance to the estimated amount of expected future claims under the vehicle service agreement contracts and records an additional accrual when the deferred service fees balance is less than expected future claims costs.

In addition, pursuant to the guidance in ASC 460-10-50-8, the Company proposes to include within its footnotes in future periodic reports a tabular reconciliation of the changes in the vehicle service agreement liability, including the deferred service fees related to vehicle service agreements, as follows:

The vehicle service agreement liability in the table above is presented in our consolidated balance sheets as follows:

Note 21: Class A Preferred Stock, page 96

Comment:

7.
It appears that the economic characteristics and risks of the embedded conversion feature may not be clearly and closely related to the economic characteristics and risks of the Class A Preferred Stock host and be subject to bifurcation as a derivative. Please provide us an analysis with reference to the authoritative literature you rely upon to support your accounting for the conversion feature. Refer to ASC 815-15-25-1.

Company’s Response:

Pursuant to the provisions of ASC 815-15-25-1, an embedded derivative shall be separated from the host contract and accounted for as a derivative instrument pursuant to Subtopic 815-10 if and only if all of the following criteria are met:
a.  The economic characteristics and risks of the embedded derivative are not clearly and closely related to the economic characteristics and risks of the host contract.
b.  The hybrid instrument is not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur.
c.  A separate instrument with the same terms as the embedded derivative would, pursuant to Section 815-10-15, be a derivative instrument subject to the requirements of this Subtopic. (The initial net investment for the hybrid instrument shall not be considered to be the initial net investment for the embedded derivative.)

The central provision of ASC 815-15-25-1 that applies to bifurcation is whether the risks and economic characteristics of the embedded derivative and the host contract are closely related or not. In order to analyze this, we first considered the provisions of ASC 815-15-25-17, 25-17A, 25-17B, 25-17C and 25-17D, which are relevant for the purposes of determining whether the host contract embedded in a hybrid instrument exhibits equity-like or debt-like characteristics. This is relevant to the analysis because fluctuation in the valuation of an equity instrument is not clearly and closely related to the interest rates on a debt instrument (see 25-17). In addition to analyzing the individual debt-like or equity-like features of the Company’s hybrid preferred stock, we also considered the requirement of ASC 815 that a single feature should not be considered in arriving at the conclusion, but rather the economic characteristics and risks of the entire hybrid instrument as a whole should be collectively considered.

Based on the provisions of ASC 815-15-25-17C and 17D, the following terms of the preferred stock are relevant for the analysis:

1.      The preferred stock is mandatorily redeemable (if not converted by the holder). This is a debt-like characteristic at face value, but the structure of the preferred stock needs to be evaluated in detail to conclude how much weight should be assigned to this feature. At the time the Company’s preferred stock was issued, its conversion price was equal to its redemption value, given that the Company’s common stock was trading at $4 per share and the conversion ratio of the $25 par preferred stock is 6.25 common shares per each preferred share. Because the preferred stock has a seven-year maturity from issuance, which provides seven years for the common stock to appreciate, we concluded that the conversion price was more favorable to an investor compared to the redemption value.

2.      The preferred stock is convertible into common shares at the option of the holder at a fixed ratio without any contingency, which is an equity-like characteristic. As mentioned above, the effective conversion price is $4 per share, or 6.25 common shares per each preferred share. This is a very favorable conversion price (at-the-money at the time of issuance) for a hybrid instrument with a seven-year redemption feature. Given the seven-year term, it is reasonable to conclude that the common shares have considerable time for appreciation such that the conversion will remain attractive even as dividends accrue through the maturity date of the preferred stock. Due to the attractive conversion terms, the Company concluded that the conversion feature of the preferred stock should be assigned significantly more weight as compared to the redemption feature.

3.      The preferred stock does not have voting rights. This does not make the hybrid instrument a debt instrument, but the absence of voting rights does not support the equity-like characteristic.

4.      There are no debt-like protective covenants in the Company’s preferred stock.

5.      While the preferred dividends are fixed and cumulative, the dividends are structured as a downside protection to investors. At conversion (which is highly probable versus redemption), all the accrued dividends are forfeited, which makes the preferred stock effectively a non-cumulative dividend instrument given the attractiveness of the conversion terms. The Company’s conclusion was that this is an equity-like characteristic. To further support this conclusion, the Company took into consideration the dividend rate on the preferred stock in relation to the credit spread input into the Company’s valuation model used to record its subordinated debt at fair value. The credit spread input into the Company’s debt fair value model was 19.79% at the time the preferred stock was issued with a 5% dividend rate. It was the Company’s conclusion that it would never have been able to issue at that time a non-collateralized debt instrument having no negative covenants at a coupon anywhere close to the 5% dividend rate on its preferred stock. The significantly higher credit spread supported the conclusion that the stated dividend rate of 5% on the preferred stock was economically inconsistent with a Company debt instrument but instead was commensurate with the risk/reward and upside of an equity instrument.

Based on the above, the Company concluded that the preferred stock had predominantly equity-like characteristics versus debt-like characteristics; therefore, we concluded that the host contract was an equity instrument for the purposes of evaluating the embedded conversion option for bifurcation under paragraph 815-15-25-1(a). The following discusses our analysis pertaining to whether the embedded conversion option was clearly and closely related to the host contract.

The clearly and closely related evaluation generally refers to analysis of the economic characteristics and risks of the embedded option and the host contract. The concept of “clearly and closely related” is not specifically defined in the guidance but is discussed generally in ASC 815-15-25-18 thru 25-54. In essence, if the underlying driver(s) of value of the embedded option are the same as the host contract, then they are considered clearly and closely related. Most commonly, the economic characteristics and risks of a conversion option embedded in an equity host (as concluded above) are considered clearly and closely related since the valuation of the conversion option as well as the equity host is driven by the underlying common stock. The same is the case with the Company’s preferred shares. The values of the host instrument as well as the embedded conversion option are both primarily influenced by the price of the Company’s common shares, the Company’s financial performance and the performance of equity markets in general rather than factors that influence pricing of debt instruments. As a result, the Company concluded that the conversion feature was clearly and closely related to the equity host and hence should not be bifurcated.

Note 25: Fair Value of Financial Instruments, page 102

Comment:

8.
On page 102 you disclose that fair values of fixed maturities for which no active market exists are derived from quoted market prices of similar instruments or other third party evidence. Please describe for us the "valuation technique," as that term is used in ASC 820-10-50-2bbb, and the inputs you used to value each class of your fixed maturities.

Company’s Response:

The Company proposes to enhance and expand its fair value disclosures in future periodic reports by including the following:

All classes of the Company’s fixed maturities, primarily consisting of investments in US. Treasury bills and government bonds; obligations of states, municipalities and political subdivisions; mortgage-backed securities; asset-backed securities; collateralized mortgage obligations and corporate securities, are classified as Level 2. Level 2 is applied to valuations based upon quoted prices for similar assets in active markets; quoted prices for identical or similar assets in markets that are inactive; or valuations based on models where the significant inputs are observable or can be corroborated by observable market data.

The Company engages a third-party vendor who utilizes third-party pricing sources and primarily employs a market approach to determine the fair values of our fixed maturities. The market approach includes primarily obtaining prices from independent third-party pricing services as well as, to a lesser extent, quotes from broker-dealers. Our third-party vendor also monitors market indicators, as well as industry and economic events, to ensure pricing is appropriate. All classes of our fixed maturities are valued using this technique. We have obtained an understanding of our third-party vendor’s valuation methodologies and inputs. Fair values obtained from our third-party vendor are not adjusted by the Company.

The following is a description of the significant inputs, by asset class, used by the third-party pricing services to determine the fair values of our fixed maturities included in Level 2:

•
U.S. government, government agencies and authorities are generally priced using the market approach. Inputs generally consist of trades of identical or similar securities, quoted prices in inactive markets and maturity.

•
States, municipalities and political subdivisions are generally priced using the market approach. Inputs generally consist of trades of identical or similar securities, quoted prices in inactive markets, new issuances and credit spreads.

•
Mortgage-backed securities, asset-backed securities and collateralized mortgage obligations are generally priced using the market approach. Inputs generally consist of trades of identical or similar securities, quoted prices in inactive markets, expected prepayments, expected credit default rates, delinquencies and issue specific information including, but not limited to, collateral type, seniority and vintage.

•
Corporate securities are generally priced using the market approach using pricing vendors. Inputs generally consist of trades of identical or similar securities, quoted prices in inactive markets, issuer rating, benchmark yields, maturity and credit spreads.

Note 28: Regulatory Capital Requirements and Ratios and Note 29: Statutory Information and Policies, page 106

Comment:

9.
Please provide us your analysis under ASC 205-40-50-1 through 50-5 as to whether the following conditions, as well as others, may raise substantial doubt about your ability to continue as a going concern for a period of one year after your financial statements were issued or were available to be issued:

•	Your Mendota subsidiary being at the company action level for statutory purposes;

•	Your U.S. insurance subsidiaries being restricted from making any dividend payments to you without specific regulatory approval; and

•	That you had only seven months of interest payments on your debt and recurring operating expenses on hand at the filing date of your Form 10-K as disclosed on page 52.

In addition, if substantial doubt was raised, tell us your plans to mitigate these conditions and events as contemplated in ASC 205-40-50-6 through 50-11 and your consideration to disclose either that substantial doubt does not exist after your plans under 50-12 or that substantial doubt does exist after your plans under 50-13 and 50-14.

Company’s Response:

The Company conducted an analysis of whether there was substantial doubt about its ability to continue as a going concern in conjunction with the issuance of the 2017 Form 10-K. In accordance with the guidance in ASC 205-40-50-1 through 50-5, the Company evaluated whether there were conditions and events, considered in the aggregate, that raised substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements were issued. The Company prepared a liquidity projection for the holding company, defined as primarily Kingsway Financial Services Inc. and Kingsway America Inc., for the one-year period from March 15, 2018 through March 15, 2019. The projection considered only the liquidity of the holding company versus the Company as a consolidated entity because the operating subsidiaries have adequate incoming cash to meet their current obligations. The obligations of the holding company for this one-year period were estimated to be $9.9 million and include operating expenses and interest payments on its subordinated debt. The projected sources of cash for the holding company over this one-year period were estimated to be $13.6 million and include the sale of investments owned by the holding company and access to some of the operating cash generated by two of our Extended Warranty subsidiaries.

Our U.S. insurance subsidiaries have been restricted from making dividend payments to the holding company for the past nine years, so this restriction has not created any new pressure on holding company liquidity. In our disclosure on page 52 of our 2017 Form 10-K we state that, as of the filing date of our 2017 Annual Report, the holding company’s liquidity of $6.1 million represented approximately seven months of interest payments on our debt and recurring operating expenses. This $6.1 million represents only actual cash on hand and does not include cash that would be made available to the holding company from the sale of liquid investments owned by the holding company. When the Company prepared its liquidity projection in order to assess whether it had substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements were issued, it was the availability of liquid investments owned by the holding company that could easily be turned into cash that allowed it to conclude that it does not believe it is probable that the Company will be unable to meet its obligations as they become due over the one-year period following the issuance of the financial statements.

ASC 205-40 defines “probable” as “future event or events are likely to occur.” Based on management’s evaluation, which included a review of all liquidity sources as of March 15, 2018, the Company does not believe that it is probable (or likely) that it will be unable to meet its obligations as they become due over the next 12 months. As a result, the Company concluded there was not substantial doubt about its ability to continue as a going concern within one year after the date the financial statements were issued.

Form 8-K Dated February 20, 2018
Exhibit 99.1
Press Release titled “Kingsway Announces Fourth Quarter and Year-End 2017 Results”

Comment:

10.
Please provide us separate reconciliations of your non-US GAAP measures "segment operating loss" and "adjusted operating loss." In this regard, you state in your Form 10-K that, for "segment operating loss," the most directly comparable financial measure calculated and presented in accordance with GAAP is loss from continuing operations before income tax (benefit) expense. As such, the reconciliation for "segment operating loss" that you provide us should start with loss from continuing operations before income tax (benefit) expense and reconcile down to "segment operating loss." Your reconciliation for "adjusted operating loss" should start with the most directly comparable financial measure calculated in accordance with GAAP (which currently is not clear as to what that comparable GAAP measure is) and reconcile down to "adjusted operating loss." For each reconciling item, tell us whether it is a normal, recurring, cash operating expense necessary to operate your business. If so, tell us why it is appropriate to exclude the item from your non-GAAP measure. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Compliance & Disclosure Interpretations on Non-GAAP Financial Measures 102.10 and 100.01.

Company’s Response:

Below are separate reconciliations of segment operating loss and adjusted operating loss, our non-US GAAP measures.

In our reconciliation of segment operating loss, “interest expense not allocated to segments” and “other income and expenses not allocated to segments, net” represent normal, recurring, cash operating expenses. “Other income and expenses not allocated to segments, net” primarily represents the corporate expenses of the holding company, and includes income and expenses related to our merchant banking activities. We exclude “interest expense not allocated to segments” and “other income and expenses not allocated to segments, net” from our segment operating loss non-US GAAP measure because we believe that excluding the expenses related to legacy financing transactions and holding company activities results in a measure that provides more meaningful supplemental information about the stand-alone operating performance of our subsidiaries and facilitates comparisons to prior period stand-alone operating results of our subsidiaries.

For our reconciliation of adjusted operating loss, the nearest comparable US GAAP measure is loss from continuing operations before income tax benefit. In our reconciliation of adjusted operating loss, “interest expense not allocated to segments” and “corporate operating expenses and other” represent normal, recurring, cash operating expenses. The difference between “corporate operating expenses and other” in this reconciliation and “other income and expenses not allocated to segments, net” in the reconciliation of segment operating loss is that the income and expenses related to our merchant banking activities are included in “other income and expenses not allocated to segments, net” but excluded from “corporate operating expenses and other.” It is important to note that net investment income, net realized gains, other-than-temporary impairment loss and equity in net income (loss) of investees, which all relate to investment activities and, as a result, are also excluded in the reconciliation of segment operating loss, are not excluded in the reconciliation of adjusted operating loss. We believe adjusted operating loss provides more meaningful supplemental information about the stand-alone investment performance of our executive management team, which not only supervises the operating subsidiaries but is responsible for all capital allocation decisions related to acquiring and divesting subsidiaries and making all investment decisions. The exclusion of “interest expense not allocated to segments” and “corporate operating expenses and other” from our adjusted operating loss non-US GAAP measure accomplishes the same objective as with segment operating loss, that being that we do not want the non-US GAAP measure to be obscured by expenses related to legacy financing transactions and holding company activities, with the exception of the income and expenses related to merchant banking activities, which are directly related to the capital allocation and investment decisions made by the Company’s executive management team.

In connection with the Company's response to your comments, the Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact me at 847-871-6416 if you have any additional questions or need further clarification.

Sincerely,

/s/ William A. Hickey, Jr.
William A. Hickey, Jr.
Executive Vice President and Chief Financial Officer